UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 8, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Harbour Island Tampa JV LLC

On November 8, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' Harbour Island Tampa JV LLC (the “Harbour Island Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,000,000, which is the initial stated value of our equity interest in the Harbour Island Controlled Subsidiary (the “East Coast eREIT Harbour Island Investment”). The Harbour Island Controlled Subsidiary used the proceeds to acquire a single multifamily property totalling 340 units and approximately 347,000 rentable square feet located at 301 Harbour Place Dr, Tampa, FL 33602 (the “Harbour Island Property”). An affiliate of our Sponsor concurrently acquired a $26,775,000 preferred equity interest in the Harbour Island Controlled Subsidiary (the “Income eREIT Harbour Island Investment”).

The Harbour Island Controlled Subsidiary is managed by Olympus Property (“Olympus”). Olympus is a full-service multifamily investment and property management company with offices in Fort Worth, TX and Newport Beach, CA. Olympus was founded in 1992 and currently owns approximately 17,000 units in Arizona, Arkansas, California, Florida, Georgia, New Mexico, Oklahoma, Tennessee, Texas, and Utah. Olympus’s portfolio has an aggregate value of approximately $2 billion.

Pursuant to the agreements governing the East Coast eREIT Harbour Island Investment (the “Harbour Island Operative Agreements”), our consent is required for all major decisions regarding the Harbour Island Property. In addition, we are entitled to receive a preferred economic return of 9.64% on our East Coast eREIT Harbour Island Investment, with 5.14% paid current in years 1-2, 7.14% paid current in years 3-5, and 9.14% paid current in years 6-7, with the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the East Coast eREIT Harbour Island Investment, paid directly by the Harbour Island Controlled Subsidiary.

The Harbour Island Controlled Subsidiary is expected to redeem our East Coast eREIT Harbour Island Investment via sale or refinance within 7 years. The Harbour Island Controlled Subsidiary may redeem our East Coast eREIT Harbour Island Investment, subject to our approval, in whole or in part without penalty during the term of the East Coast eREIT Harbour Island Investment.

The Harbour Island Property, which is held through WW Harbour Island Tampa LLC, a wholly-owned subsidiary of the Harbour Island Controlled Subsidiary, was acquired for a purchase price of approximately $131,500,000. Olympus anticipates additional hard costs of approximately $500,000 for any unexpected renovations, as well as additional soft costs and financing costs of approximately $2,459,000, bringing the total projected project cost for the Harbour Island Property to approximately $134,459,000.

Simultaneous with the closing of the East Coast eREIT Harbour Island Investment, senior financing was provided through a $81,000,000 senior secured loan from New York Life Company (the “Harbour Island Senior Loan”). The loan features a 7-year term and 7 years interest-only at a fixed rate of 3.26%. Aggregate with the Harbour Island Senior Loan and the Income eREIT Harbour Island Investment, the East Coast eREIT Harbour Island Investment features a combined loan-to-value ratio (“LTV ratio”) of 85.0% based on the purchase price of $131,500,000. The combined LTV ratio is the amount of the Harbour Island Senior Loan plus the amount of the Income eREIT Harbour Island Investment plus the amount of the East Coast eREIT Harbour Island Investment, divided by the purchase price of the Harbour Island Property. We generally use LTV ratios for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Harbour Island Property features one, twenty one-story building that consists of studio-, one-, two-, and three-bedroom residential units. As of October 15, 2019, the Harbour Island Property was approximately 90% occupied. The property was built in 2017 of concrete slab and steel framing.

The Harbour Island Property is located in Tampa, FL. The submarket presents a strong investment opportunity arising from steady population and job growth as well as a strong location on Harbour Island. Harbour Island is a master planned community directly linked to Downtown Tampa by two bridges. The island is located within walking distance of numerous commercial, retail, entertainment and dining establishments, which include the Channelside Entertainment Complex, the Tampa Bay Performing Arts Center, the Florida Aquarium, the Amelie Arena, Knights Point and the Tampa Convention Center. The population on Harbour Island is approximately 3,700 and the Harbour Island Property is located within an “A” rated school district.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 15, 2019